U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 5

               ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

     Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
         Section 17(a) of the Public Utility Holding Company Act of 1935
             or Section 30(f) of the Investment Company Act of 1940

/ / Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

/ /  Form 3 Holdings Reported

/ /  Form 4 Transactions Reported.

1.   Name and Address of Reporting Person*

     Riggio         Leonard
     (Last)         (First)        (Middle)

     c/o Barnes & Noble, Inc.
     122 Fifth Avenue
     (Street)

     New York       New York       10011
     (City)         (State)        (Zip)

2.   Issuer Name and Ticker or Trading Symbol

     Barnes & Noble, Inc. (Symbol = BKS)

3.   IRS or Social Security Number of Reporting Person (Voluntary)

4.   Statement for Month/Year

     1/31/98

5.   If Amendment, Date of Original (Month/Year)


6.   Relationship of Reporting Person to Issuer (Check all applicable)

     /X/  Director                           /X/  10% Owner
     /X/  Officer (give title below)         / /  Other (Specify below)

     Chairman of the Board and Chief Executive Officer

7.   Individual or Joint/Group Filing (Check applicable line)

     /X/  Form Filed by one Reporting Person
     / /  Form Filed by more than one Reporting Person

                          Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned



                                                                                       5. Amount of
                                                                                          Securi-
                                                                                          ties
                                                                                          Bene-
                                                                                          ficially
                                                         4.  Securities Acquired (A)      Owned at     6. Owner-
                                2. Trans-   3. Trans-        or Disposed of (D)           End of          ship
                                   action      action        (Instr. 3, 4 and 5)          Issuer's        Form:        7. Nature of
                                   Date        Code      ---------------------------      Fiscal          (D) or          Indirect
                                   Month/   (Instr. 8)               (A)                  Year            Indirect        Beneficial
1.  Title of Security              Day/     ----------    Amount     or      Price        (Instr.         (I)             Ownership
    (Instr.3)                      Year)       Code                  (D)                  3 and 4)        (Instr. 4)     (Instr. 4)
-----------------------------   ---------   ----------   --------    ---    --------   ------------    -------------   -------------

Common Stock                      9/8/97        G          2,640(1)   D        -0-       11,367,138(2)      D

Common Stock                                                                              2,652,334         I           By corp.(3)


* If the form is filed by more than one Reporting Person, see Instruction
  4(b)(v).
Reminder:  Report on a separate line for each class of securities beneficially owned directly of indirectly.

                                                      (Print or Type Responses)

                            Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                   (e.g., puts, calls, warrants, options, convertible securities)

                                       2. Conver-                              5. Number of Deriv-        6. Date Exercisable
                                          sion or    3. Trans-                    ative Securities           and Expiration Date
                                          Exercise      action                    Acquired (A) or            (Month/Day/Year)
                                          Price of      Date     4. Trans-        Disposed of (D)         -----------------------
                                          Deriv-        (Month/     action        (Instr. 3, 4, and 5)    Date
1. Title of Derivative Security           ative         Day/        Code       -----------------------    Exercis-     Expiration
   (Instr. 3)                             Security      Year)       (Instr. 8)        A          D         able         Date
----------------------------------     -----------   ----------  ------------  ----------- -----------    ----------   ----------






                                                                          9. Number of    10. Ownership
                                                                             Derivative       Form of
                        7. Title and Amount of Underlying                    Securities       Derivative
                           Securities (Instr. 3 and 4)                       Benefi-          Direct       11. Nature of
                        ---------------------------------  8. Price of       cially           (D) or           Indirect
                                                Amount or     Derivative     at End           Indirect         Beneficial
1. Title of Derivative          Title           Number of     Security       of Year          (I)              Ownership
   Security (Instr. 3)                          Shares        (Instr. 5)     (Instr. 4)       (Instr. 4)       (Instr. 4)
----------------------  --------------------    ---------  -------------  -------------   --------------   --------------


Explanation of Responses

(1) This amount does not reflect the two-for-one stock split effected by the Issuer on September 22, 1997. As a result of such split, an additional 2,640 post-split shares of Common Stock were included in the gift to the donees.

(2) This amount reflects the two-for-one stock split effected by the Issuer on September 22, 1997.

(3) Owned by Barnes & Noble College Bookstores, Inc., a New York corporation of which all of the currently outstanding voting securities are owned by the Reporting Person.

By:  /s/ Leonard Riggio                      Date:     March 12, 1998
     -------------------------------                --------------------
     **Signature of Reporting Person

     Leonard Riggio

**   Intentional misstatements or omissions of facts constitute Federal
Criminal Violations.  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.